Exhibit 12.1

Calculation of Ratios of Earnings to Fixed Charges

Our historical ratios of  earnings to fixed charges for the periods indicated are set forth below.

The ratio of earnings to fixed charges is computed by dividing (i) income from continuing operations before income taxes and fixed charges by (ii) total fixed charges.

For purposes of computing these ratios (i) earnings consist of income before income taxes plus fixed charges, (ii) fixed charges, excluding interest on deposits, include interest expense (other than on deposits), preferred stock dividends and the estimated portion of rental expense attributable to interest, and (iii) fixed charges, including interest on deposits, include all interest expense, preferred stock dividends and the estimated portion of rental expense attributable to interest.

	Six Months	Years Ended December 31,
(Dollars In thousands)	Ended June 30, 2015	2014	2013	2012	2011	2010
Fixed Charges
Interest expense, excluding deposits	$757	$634	$532	$825	$847	$835
Estimate of interest in rental expense	6	9	11	17	22	26
Preferred stock dividends (1)	84	162	158	203	299	371
Total Fixed Charges	$847	$805	$701	$1,045	$1,168	$1,232
Earnings
Income before provision for taxes	$6,349	$6,737	$7,345	$1,871	$3,201	$721
Add: fixed charges	847	805	701	1,045	1,168	1,232
Total earnings	$7,196	$7,542	$8,046	$2,916	$4,369	$1,953
Ratio of earnings to fixed charges, excluding interest on deposits	8.50	9.37	11.48	2.79	3.74	1.59

(1) Preferred stock dividends used in the ratio consist of the amount of pre-tax earnings required to pay the dividends on outstanding preferred stock.

	Six Months	Years Ended December 31,
(Dollars In thousands)	Ended June 30, 2015	2014	2013	2012	2011	2010
Fixed Charges
Interest expense, including deposits	$3,026	$3,929	$2,765	$3,192	$2,870	$3,209
Estimate of interest in rental expense	6	9	11	17	22	26
Preferred stock dividends (1)	84	162	158	203	299	371
Total Fixed Charges	$3,116	$4,100	$2,934	$3,412	$3,191	$3,606
Earnings
Income before provision for taxes	$6,349	$6,737	$7,345	$1,871	$3,201	$721
Add: fixed charges	3,116	4,100	2,934	3,412	3,191	3,606
Total earnings	$9,465	$10,837	$10,279	$5,283	$6,392	$4,327
Ratio of earnings to fixed charges, including interest on deposits	3.04	2.64	3.50	1.55	2.00	1.20

(1) Preferred stock dividends used in the ratio consist of the amount of pre-tax earnings required to pay the dividends on outstanding preferred stock.